Exhibit 99.1

PainReform Welcomes Senior Pharmaceutical Executive and
Venture Capitalist Augustine Lawlor to Board of Directors

HERZLIYA, Israel – November XX, 2020 – PainReform Ltd. (NasdaqCM: PRFX) (“PainReform” or the “Company”), a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics, welcomes Augustine Lawlor as a member of the Company’s Board of Directors following its recent initial public offering.

Mr. Lawlor has served as Chief Operating Officer of Leap Therapeutics, Inc., an oncology company, since January 2016 and has been a Managing Director of HealthCare Ventures since 2000. From 1997 to 2000, he served as Chief Operating Officer of LeukoSite, Inc., a biotechnology company acquired by Millennium Pharmaceuticals Inc. in 1999. Prior to joining LeukoSite, Mr. Lawlor was Chief Financial Officer and Vice President of Corporate Development for Alpha-Beta Technologies, Inc., a company that specializes in electronics design, development, manufacturing and system obsolescence issues. He has held similar positions at both BioSurface Technologies Corporation, a company that provides products for biofilm investigations, and Armstrong Pharmaceuticals, a division of Amphastar Pharmaceuticals, Inc., a specialty pharmaceutical company. Mr. Lawlor was previously a management consultant with KPMG. He is currently Chairman of the Board of Catalyst Biosciences, Inc. and a director of Cardiovascular Systems, Inc., biopharmaceutical companies which are listed on Nasdaq. Mr. Lawlor received his Master’s degree in Public and Private Management from Yale University and a B.A. degree from the University of New Hampshire.

Dr. Ehud Geller, Chairman of the Board, commented, “Gus Lawlor is an important addition to our Board, as he is a seasoned and successful healthcare investor and venture capitalist and brings extensive experience in the pharmaceutical industry, including oversight of finance, business development, and manufacturing functions. He has been involved in numerous mergers and acquisitions, including the billion-dollar sale/merger of Leukosite, Inc. with Millenium Pharmaceuticals. He also oversaw the sales of Armstrong Pharmaceuticals to Medevac, and Biosurface Technology to Genzyme. As a venture capitalist, he managed an investment portfolio of over one billion dollars in committed capital. We believe that his healthcare, financial and capital markets experience will be of tremendous benefit to us as we advance PRF-110 through pivotal Phase 3 trials and seek to maximize the value of the asset. Importantly, assuming our planned Phase 3 trial is successful, we believe PRF-110 has the potential to become the standard-of-care within the multi-billion post-operative pain treatment market and represents a highly attractive alternative to systemic opioids.”

About PainReform

PainReform is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to PainReform’s proposed clinical trials. Words such as “expects,” “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the clinical trials discussed above will be successfully completed. Completion of the proposed clinical trials are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, failure of the clinical trials, and the risk factors and other matters set forth in the Company’s recent prospectus included in the registration statement, in the form last filed with the SEC. PainReform undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com